EXHIBIT 2

TRANSACTIONS

Except as set forth in previous amendments to this Schedule 13D, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 29, 2015. All such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Fund	Trade Date	Buy/Sell(1)		Shares	Unit Cost	Security
Marcato II, L.P.	05/01/2015	Sell	*	(2,251)	42.71	Common Stock
Marcato, L.P.	05/01/2015	Buy	*	3,076	42.71	Common Stock
Marcato International Master Fund, Ltd.	05/01/2015	Sell	*	(825)	42.71	Common Stock

(1)	All transactions noted by an * are rebalancing transactions.